UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)1

Synacor, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

871561106
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871561106

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,069,487 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,069,487 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,069,487 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (2)
14	TYPE OF REPORTING PERSON IV

(1) The aggregate amount of beneficially owned shares of Common Stock includes 72,861 shares of Common Stock issued from vesting of restricted stock units and exercisable through options, respectively, within 60 days of this filing. The common stock issued from these options and restricted stock units would be issued to the Reporting Person as compensation for the service of Kevin M. Rendino as a member of the Issuer's Board of Directors. Mr. Rendino entered into an assignment and assumption agreement with respect to such options providing all economic benefit and voting power of these stock options to the Reporting Person. An additional 39,309 restricted stock units are covered under an assignment and assumption agreement, but these restricted stock units do not vest within 60 days of this filing unless there is a change of control of the Issuer.

(2) Based upon a total of 39,644,363 outstanding shares of Common Stock as of November 9, 2020, as reported in the Issuer's Quartely Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 11, 2020, plus the shares of Common Stock of the Issuer that would be received from exercise of stock options and vesting of restricted stock within 60 days of this filing.

CUSIP No. 871561106

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.
Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:
The aggregate cost basis of the 3,069,487 shares of Common Stock, restricted stock and options to acquire Common Stock of the Issuer is $6,014,434 including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital of and funds managed by the Reporting Person.

Item 4. Purpose of the Transaction

Item 4 is amended to include the following:

On February 10, 2021, the Issuer entered into an Agreement and Plan of Merger, as amended, (the "Merger Agreement") with CLP SY Holding, LLC, a Delaware limited liability company (“CLP Parent”), and SY Merger Sub Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of CLP Parent (“Merger Sub”), pursuant to which Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the issued and outstanding shares of the Issuer’s common stock, par value $0.01 per share (the “Issuer Shares”), at a price per Issuer Share of $2.20, in cash, without interest and subject to any withholding taxes required by applicable law (such amount or any higher amount per Issuer Share that may be paid pursuant to the Offer, the “Offer Price”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Simultaneously with the execution and delivery of the Merger Agreement, Merger Sub, SY Holding Corporation, a Delaware corporation and the sole stockholder of Merger Sub, and certain key stockholders of the Issuer (including the Reporting Person) entered into a Tender and Support Agreement (the “Tender and Support Agreement”) pursuant to which such stockholders have agreed, among other things, (i) to tender all of such stockholder’s respective Issuer Shares pursuant to and in accordance with the terms of the Offer, subject to the terms and conditions of the Tender and Support Agreement, and (ii) to vote all such stockholder’s respective Issuer Shares in favor of the Merger and any related matters on which such stockholders may be called to vote. The Tender and Support Agreement will terminate upon termination of the Merger Agreement and certain other specified events.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Support Agreement, which is attached hereto as Exhibit 99.2 is incorporated herein by reference.

Item 5. Interest in the Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated as follows:

(a)(b)    The Reporting Person directly owns, has the power to vote or direct the vote of, and the power to dispose or direct the disposition of 3,069,487 shares of Common Stock of the Issuer. Based upon a total of 39,644,363 outstanding shares of Common Stock as of November 9, 2020, plus the shares of Common Stock of the Issuer that would be received from exercise of stock options and vesting of restricted stock within 60 days of this filing, the Reporting Person's shares represent approximately 7.7% of the outstanding shares of Common Stock.

(c) The Reporting Person has not entered into any transactions in the securities of the Issuer during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 10, 2021, the Reporting Person and the Issuer entered into the Tender and Support Agreement as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1 Agreement and Plan of Merger, dated as of February 10, 2021, by and among the Issuer, CLP SY Holding, LLC and SY Merger Sub Corporation.

99.2 Form of Tender and Support Agreement, dated as of February 10, 2021, by and among SY Holding Corporation, SY Merger Sub Corporation, and certain stockholders of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

SCHEDULE A
Directors and Executive Officers of 180 Degree Capital Corp.

Name	Position and Present Principal Occupation	Principal Business Address	Citizenship
Kevin M. Rendino	Chairman of the Board of Directors and Chief Executive Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Daniel B. Wolfe	Director, President, Chief Financial Officer and Chief Compliance Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Alicia M. Gift	Senior Controller and Secretary	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Robert E. Bigelow, III	Vice President of Fund Development	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Stacy R. Brandom	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Tonia L. Pankopf	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Richard P. Shanley	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Parker A. Weil	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA